Exhibit 4.1

EMPLOYMENT AGREEMENT
BETWEEN:
ALITHYA CANADA INC., a company duly constituted under the Business Corporations Act (Québec), represented by Mr. Pierre Turcotte, Chairman of the Board;
(hereinafter the “Corporation”)

AND:
Paul Raymond domiciled and residing at [REDACTED]
(hereinafter the “Officer”)
_________________________________________________________________________
1.PURPOSE AND LOCATION OF WORK
1.1The Officer will hold the position and responsibilities of President and Chief Executive Officer of the Corporation, ALITHYA CANADA INC. (hereinafter the “Corporation”).
1.2Without limiting the generality of the foregoing, the work and services required of the Officer will be the duties, tasks and responsibilities that will be assigned to them as President and Chief Executive Officer by the President and Chief Executive Officer of the Corporation from time to time during the term of employment.
1.3For the purpose of this Employment Agreement (the “Agreement”), the Date of appointment is March 28, 2011 and the Corporation recognizes the seniority of the Officer as of March 28, 2011.
1.4The principal place of employment of the Officer is in the Montreal area subject to reasonable travel that may be required or necessary to render the services hereunder.
2.OBLIGATIONS
2.1The Officer agrees to work exclusively for the Corporation, to make every effort to adequately perform the duties assigned to them and to act at all times in the best interest of the Corporation. The Employee shall refrain from any activity that could be detrimental to the interests of the Corporation. The Employee must act with loyalty towards the Corporation at all times.
2.2The Officer declares that they are free from any obligation to any person, including their former employers, that is inconsistent with this Agreement or that may interfere with the performance of their duties for the Corporation.

2.3The Officer agrees to abide by all guidelines and policies established from time to time, verbally or in writing, by the Corporation.
2.4Without limiting the generality of the foregoing, the Officer acknowledges having been made aware of the guidelines and policies currently in force at the Corporation and more specifically having read, understood and agreed to comply with the conditions set out in the following documents:
•Code of Ethics;
•Policy on Disclosure;
•Insider Trading Policy;
•Minimum Shareholding Policy;
3.TERM
3.1The term of employment is for an indefinite period, subject to the provisions on termination of employment provided for in Section 6 of the present Agreement.
4.COMPENSATION AND BENEFITS
4.1Salary. As compensation for all services to be rendered under this Agreement, the Corporation shall pay to the Officer, during the employment, an annual base salary of $495,000, less applicable deductions, payable every two (2) weeks.
This salary is subject to review in accordance with the Corporation’s policies on salary and at its sole discretion.
4.2Bonus. The Officer is eligible to participate in the discretionary bonus program that may provide annual incentive compensation based on defined performance criteria, the level of achievement of performance targets, and the conditions determined annually by the President and Chief Executive Officer.
As of the date hereof, the Officer's target bonus level is 85 % of his base salary for the effective period (the "Target Bonus"). The maximum aggregate annual bonus is 150 % x Target Bonus.
The bonus will be calculated, where applicable, according to the program approved by the Board of Directors.
Notwithstanding the foregoing, nothing in this present section shall have the effect of guaranteeing to the Officer the payment of an annual bonus by the Corporation.
4.3Long-term incentive. The Officer is eligible to participate in the long-term incentive program that aims to share a portion of the value of the Corporation to which the Officer contributes as result of the performance of their duties within the Corporation.
The program is administered by the Corporation's Board of Directors (the “Board”) and its provisions are subject to its approval.
Long-term incentive awards, if any, will be determined by the Board under the long-term incentive plan in force at the time. This grant and any subsequent award, as the case may be, are conditional on the participation of the Officer in the Corporation’s Share Purchase Plan.

4.4Purchase of shares. The Officer is eligible for a share purchase plan that aims to align his interests with the interests of the shareholders.
The Officer may purchase shares of up to 10 % of their annual base salary and the Corporation will contribute up to 5 % of their annual base salary.
The plan is managed by the Board and its provisions are subject to its approval.
According to the Minimum Shareholding Policy in force, the Officer undertakes to hold shares of a minimum value equal to three (3) times their annual base salary as of the latest of the following dates:
(i)April 1, 2024; or
(ii)The 5th anniversary of the date of the Officer’s appointment.
4.5Expenses. Subject to any policies that may be established from time to time, the Corporation shall pay or reimburse to the Officer all reasonable expenses actually incurred or paid by the Officer during the term of their employment upon presentation of statements of expenses or supporting documents.
4.6Vacation. The Officer is entitled to an annual vacation with pay in accordance with Corporation’s policy, equal to five (5) weeks for each 12-month period beginning on April 1st of each year and taken according to the vacation schedule in effect.
Unused vacation will not be paid out and cannot be accumulated or carried over from one year to the next, unless otherwise agreed between the Officer and the Corporation.
The Officer must take his vacation at a time deemed acceptable by the Corporation, taking into account the needs of the Corporation.
4.7Benefits. Upon assuming office, the Officer shall participate in the Group Insurance Plan and other benefit plans of the Corporation in accordance with the terms of the applicable benefit plans in effect from time to time.
4.8Information. The Officer acknowledges having been expressly informed of the Corporation's policies and plans regarding salaries, expenses and benefits at the time of the signing of the present Agreement.
4.9Car allowance. The Officer is entitled to a car allowance of $25,000 per year.
5.HEALTH
5.1Upon taking office, the Officer confirms, at that date, that to the best of their knowledge, they are in good health and are not affected by any problem likely to prevent them from properly performing their duties.
5.2The Officer agrees to undergo, on an annual basis, a complete medical examination at a medical clinic chosen by the Corporation and at the Corporation's expense, for the duration of this Agreement.

6.TERMINATION OF EMPLOYMENT
6.1Termination of Employment as of Right. The employment of the Officer shall terminate as of right, without the Corporation being required to pay any indemnity whatsoever, upon the death of the Officer or upon the effective date of their resignation.
6.2Termination of employment for serious reason. The Corporation may, at any time, terminate the employment of the Officer without notice or indemnity in lieu thereof, and without any further obligation to the Officer, due to a serious reason.
For the purposes hereof, the expression “serious reason” includes, but is not limited to:
(i)where the Officer is declared bankrupt, insolvent, makes an assignment of property or is prohibited from doing so, situations which the Officer acknowledges are incompatible with continued employment with the Corporation;
(ii)where the Officer contravenes the provisions of the present Agreement;
(iii)where the Officer deliberately refuses to perform the duties reasonably assigned to them by the Chairman of the Board of the Corporation after receiving a written notice to that effect from the Corporation and having been given reasonable notice (usually 10 days) to comply with the instructions of the Chairman of the Board;
(iv)where the Officer commits any fraud, theft, embezzlement, criminal offence, is guilty of gross misconduct or willful negligence in the performance of their duties or any form of dishonesty, financial or otherwise, which could materially harm the normal course of business, reputation or business relations of the Corporation
(v)all other serious reason.
6.3Termination of employment without serious reason. The Corporation may terminate the employment of the Officer without serious reason by providing them with a written notice of termination of employment and accrued wages, reimbursements of accrued expenses and any other amount due to the Officer at the time of termination of employment, in addition to an indemnity in lieu of reasonable notice of termination of employment equal to 24 months’ salary and bonuses (the “Term of severance” for purposes of the present Section) multiplied by the Officer’s Cash Compensation, the whole of which is divided by twelve (12).
The Officer will also be entitled to the continuity of their benefits for the Term of severance or a lump sum payment equivalent to the portion of the cost of the group insurance premiums assumed by the Corporation, with the exception of the protection for the long-term disability which will be discontinued on the date of termination of employment.
6.4The Officer acknowledges and agrees that payments under the preceding paragraph 6.3 include any remuneration or payment, including benefits, notice, compensatory indemnity, termination payments of any nature whatsoever to which the Officer may be entitled under the applicable laws, in connection with the termination of employment. The Corporation shall deduct from this amount (a) any legal deduction and any contribution to the benefit plans of the Officer that are regularly made during the term of this Agreement in accordance with the terms of the benefit plan (b) any other amount, certain and due, that the Officer owes to the Corporation.
In addition, the Officer acknowledges and agrees that the provisions of this Section 6 are fair and reasonable and agrees to sign a release upon receipt of sums due as compensation in lieu of notice, if necessary, in the event of the termination of their employment by the Corporation without serious reason or the termination of their employment pursuant to the provisions of paragraphs 6.3 and 6.5.
6.5Termination of employment without serious reason or resignation for cause within 12 months of a Change of Control as defined for the purpose of the Corporation’s Long-Term Incentive Plan. If, in the 12 months following a Change of Control event, the Corporation terminates the employment of the Officer without serious reason or if the Officer resigns in the following cases: (i) their remuneration, including their benefits, are considerably reduced, (ii) without their prior written consent, the Officer suffers a significant reduction of their responsibilities, authority, status or hierarchy, taken as a whole, (iii) the relocation of their principal place of work to a place located more than 100 kilometers from the usual principal place of work, the Officer shall be entitled to 24 months of severance (the “Term of severance” for the purposes of this paragraph 6.5) of his Cash Compensation as defined in paragraph 6.3. The Officer will also be entitled to the continuity of their benefits for the Term of severance or a lump sum payment equivalent to the portion of the cost of the group insurance premiums assumed by the Corporation, with the exception of the protection for the long-term disability which will be discontinued on the date of termination of employment.
6.6Resignation of the Officer. The Officer may terminate this Agreement by giving the Corporation thirty (30) days written notice at the end of which the Corporation will be fully discharged from its obligations under this Agreement. The Officer undertakes, during this notice period, to make reasonable efforts to assist the Corporation in finding and training their successor. All benefits and other conditions will be maintained during this period.
The Corporation may, in its sole and absolute discretion, waive such notice by the Officer, in whole or in part, and accelerate the departure of the Officer. In such event, the Corporation shall pay to the Officer the compensation that would have been payable for the full thirty (30) days' notice.
6.7Returning of files in the event of an end of employment relationship. As soon as the Officer ceases to be employed by the Corporation, for any reason whatsoever, all software repositories relating to trade secrets or intellectual property as well as all documents, records, computers, telephones, agendas, relating to the Corporation and its subsidiaries, and any Confidential Information, as defined in paragraph 8.3 of the present Agreement, then in the possession or under the control of the Officer, including copies of those, whether prepared by the Officer or third parties, will be returned or delivered without delay to the Corporation without any copies being preserved in any form or medium.
7.NON-COMPETITION AND NON-SOLICITATION
7.1The Officer recognizes that there is strong competition in the industry in which the Corporation operates and that, in the course of their employment with the

Corporation, the Officer will acquire an in-depth knowledge of the Corporation's business, operations, products (current and contemplated), industry and methods of doing business.
7.2The Officer further acknowledges and agrees that, in light of the foregoing, they would have an unfair advantage and would be in a position to cause serious and irreparable harm to the Corporation in the event that, after the termination of their employment with the Corporation, they would compete with the Corporation or solicit clients or employees of the Corporation.
7.3Non-competition
7.3.1During the Officer’s employment with the Corporation and for a period of twelve (12) months following the termination of their employment, the Officer undertakes not to perform, directly or indirectly, in any capacity whatsoever, duties or functions similar or substantially similar to those performed as President and Chief Executive Officer for a company operating in a field of activity that competes with the Corporation's computer consulting services activities, i.e.:
•management consulting services and advanced technologies (such as computer science and engineering);
•recruitment services and decisional support services for recruitment in the field of IT;
•IT infrastructure management services (such as hosting, sharing and outsourcing, IT health check, transition, operations, business continuity planning, business succession planning); and
•application development services (such as process analysis, functional analysis, project management, web development, mobile technology, solution integration), and this, in the following territory: the province of Quebec (hereinafter the “Territory”).
7.3.2This provision does not prevent the Officer from the purchase or holding of shares or securities of a publically listed company on a recognized stock exchange which do not represent more than five percent (5%) of the voting shares of such company and which do not confer control.
7.4Non-solicitation
During the Officer's employment with the Corporation and for a period of twelve (12) months from the date on which the Officer ceases to be employed by the Corporation, the Officer undertakes not to, in the Territory, directly or indirectly, for any reason whatsoever, in any manner whatsoever :
(i)solicit, directly or indirectly, (i) the clients of the Corporation with whom the Officer did business in the twelve (12) months preceding the termination of this Agreement and (ii) the clients of the Corporation who were known to the Officer in the twelve (12) months preceding the end of their employment. The Officer also undertakes not to allow the use of their name in order to solicit these same clients and not to do anything to cause or induce any person, including suppliers of goods and services, who did business with the Corporation in the twelve (12) months preceding the end of employment, to terminate, in whole or in part, their business relations with the Corporation
(ii)for the purposes of sub-paragraph 7.4 (i), the term "clients" also includes potential clients with whom the Officer has taken part in steps to establish a business relationship or potential clients for whom the Officer has become aware that steps were being taken by the Corporation to establish business relationships.
(iii)induce, attempt to induce or solicit in any way, directly or indirectly, the personnel of the Corporation to leave their positions with the Corporation.
7.5Reasonableness of non-competition and non-solicitation obligations
The Officer acknowledges and confirms that the obligations and commitments set forth in clauses 7.3 and 7.4 (including all their respective paragraphs and sub-paragraphs) of this Agreement are reasonable and limited to what is necessary to protect the legitimate interests of the Corporation.
7.6Evolving circumstances
It is understood that the duties performed by the Officer with the Corporation may change over time. Consequently, the non-competition clause and the non-solicitation clause may be adjusted to reflect the new reality to the extent necessary to protect the legitimate interests of the Corporation. In such a case, the Officer undertakes to sign a new non-competition and non-solicitation clause.
7.7Nothing in this section shall limit or extinguish the obligations of the Officer arising by law or under this Agreement which survive termination of this Agreement by reason of their nature and in particular, but without limiting the foregoing, the obligations of loyalty and the obligation not to use information of a confidential nature obtained by the Officer in the performance or in connection with their work.
8.CONFIDENTIALITY
8.1The Officer shall not, while employed by the Corporation or at any time thereafter, directly or indirectly, use or disclose to any person any Confidential Information understanding, however, that nothing in this present section prevents the Officer from disclosing or using Confidential Information if (i) the Confidential Information is publicly available or in the public domain at the time of such disclosure or use, without breach of this Agreement, or (ii) disclosure of the Confidential Information is required by law, regulation, agency or government authority or by the order of a court of competent jurisdiction.
8.2The Officer acknowledges and agrees that the Confidential Information is the exclusive property of the Corporation and its subsidiaries and that the obligations under this present section shall remain in force in perpetuity and shall exist and remain in full force notwithstanding any breach or disavowal, or alleged breach, or alleged disavowal of this Agreement by the Corporation.
8.3For the purposes of the present Agreement, “Confidential Information” means any confidential or proprietary information, intellectual and industrial property (including know-how and trade secrets) and any confidential fact relating to the Corporation or any other business or internal affairs of the Corporation or any of its subsidiaries, including unpublished or undisclosed financial results, current and past client lists, strategies with clients and potential clients of the Corporation or any of its subsidiaries, sales or recruitment strategies, contracts with clients of the Corporation or its subsidiaries, calls for tender, bid response strategies as well as bid response templates, any prices or discounts offered to clients of the Corporation or its subsidiaries and any other information of the same nature or any information relating to employees, or any persons or consultants retained by the Corporation to perform services.
9.INTELLECTUAL PROPERTY
9.1The Corporation is and will be the sole owner of all products resulting from the performance of the Officer's services hereunder, including all materials, ideas, concepts, formats, suggestions, developments, writings, arrangements, software packages, programs and other intellectual property that the Officer may acquire, obtain, develop or create in connection with their employment with the Corporation and during the term of their employment, free and clear of any claim by the Officer (or whoever makes a claim on behalf of the Officer) of any nature whatsoever.
10.GENERAL PROVISIONS
10.1Restrictions on the Conduct of the Corporation. Except as provided in paragraph 6.5 of this Agreement, nothing in this Agreement limits the Corporation in its management of the Corporation and, in particular, the Corporation is free to sell the property of the Corporation as a whole, or to merge or consolidate the Corporation with the business of any other person or to abandon the business.
10.2Currency. All amounts in this Agreement are denominated and paid in Canadian currency.
10.3Notice. Any notice required or permitted to be given hereunder shall be in writing and shall be delivered by hand, fax, or electronic mail, provided written confirmation of receipt is obtained, or by 24-hour courier service or by prepaid registered mail. It shall be deemed to have been given when so delivered by hand, electronic mail or overnight courier or, if mailed, three (3) days after mailing, in the following manner:

to the Corporation:	ALITHYA CANADA INC.
700, De la Gauchetière Street West,
Suite 2400
Montreal Quebec, Canada, H3B 5M2
To the attention of Mr. Pierre Turcotte
Courriel : pierre.turcotte@alithya.com

to the Officer:	PAUL RAYMOND
[REDACTED]
Either party may, by notice to the other party in accordance with this clause, designate another address for the receipt of notices hereunder.

10.4Entirety. This Agreement and the Schedules contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, written or oral, with respect thereto.
10.5Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec. In the event of a dispute with respect to the interpretation of the Agreement or the performance of the parties' obligations hereunder, the courts of the District of Montreal shall have exclusive jurisdiction.
10.6Assignment. Subject to the provisions of Section 6.5 of this Agreement, the Corporation may, without the consent of the Officer, assign its rights under this Agreement with respect to any sale, transfer or other alienation of all or substantially all of its property or business, whether by merger, consolidation or otherwise. The Officer may not assign or attempt to assign, directly or indirectly, all or any part of their rights or interests in this Agreement.
10.7Severability. If any provision of this Agreement is found by a court to be invalid or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect in all respects, without regard to the invalid or unenforceable portion.
10.8Waiver. The waiver, implied or otherwise, of rights under any provision of this Agreement shall not be construed as a waiver of rights under any other provisions, whether or not similar, and such waiver shall not be deemed to have effect unless otherwise stipulated in a written declaration and duly signed by the party waiving a right.
10.9Survival. Sections 7, 8, and 9, shall survive and remain in force despite the termination, end, or expiration of the present Agreement.
10.10Supersedes. This Agreement supersedes and cancels any oral or written agreement between the parties relating to the functions covered by this Agreement whose content would be contrary to the provisions of this Agreement.
10.11Headings. The headings of this Agreement are provided for reference purposes only and in no way effect the meaning or interpretation of this Agreement.
10.12The Officer acknowledges and agrees that they have read and understood all of the sections and paragraphs of this Agreement and that they have received the necessary explanations on the nature and scope of the sections or paragraphs of this Agreement. The Officer acknowledges that he/she has been advised that this Agreement contains important obligations for the Officer and acknowledges that they have had the opportunity to consult with their legal counsel prior to signing this Agreement. More specifically, the Officer declares that these obligations do not prevent them from earning a reasonable living, taking into account the important consideration that they derive from this Agreement.

IN WITNESS WHEREOF, the parties to the present have signed this Agreement in two (2) copies on the date and location mentioned below.

Montreal This 25th day of November 2019	Montreal This 25th day of November 2019
ALITHYA GROUP INC. /s/ Pierre Turcotte	/s/ Paul Raymond
Pierre Turcotte Chairman of the Board	Paul Raymond Officer